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Mail Processing Section
MAR 02 2021
Washington DC
406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHOPOFF SECURITIES, INC. CRD 142866

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 PARK PLAZA, SUITE #770
(No. and Street)

IRVINE	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Shopoff — 949-417-1397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP
(Name – *if individual, state last, first, middle name*)

18500 Von Karman Ave, 10th Flr	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. Shopoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHOPOFF SECURITIES, INC. CRD 142866, as of December 31st, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE B. CASSINGHAM
Notary Public - California
Orange County
Commission # 2330666
My Comm. Expires Aug 18, 2024

Signature

CEO and President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Stockholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

Supplemental Information:

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 17

Schedule II - Determination of Reserve Requirements Pursuant to Rule 15c3-3(e) of the Securities and Exchange Commission 18

Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3(b) of the Securities and Exchange Commission 19

Exemption Report:

Report of Independent Registered Public Accounting Firm Related to the Exemption Report 21

Assertions Regarding Exemption Provisions 22

Agreed-Upon Procedures:

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 24

bakertilly

Baker Tilly US, LLP
18500 Von Karman Avenue, 10th Flr.
Irvine, CA 92612
United States of America

T: +1 (949) 222-2999
F: +1 (949) 222-2289

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Shopoff Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the Company) as of December 31, 2020, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

BAKER TILLY US, LLP

We have served as the Company's auditor since 2007.

Irvine, California
February 25, 2021

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	234,197
Commissions receivable		2,330
Prepaid expenses		3,223
Right-of-use asset, net		323,996
Fixed assets, net		2,124
Total assets	$	565,870

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Commissions payable	$	63,628
Other accrued liabilities		9,867
Due to affiliate		885
Lease liability		338,679
Total liabilities		413,059
Commitments and Contingencies (Note 7)		
Stockholder's Equity		
Common stock, $0.001 par value; 50,000 shares authorized; 5,500 shares issued and outstanding		5
Additional paid-in-capital		539,000
Retained deficit		(386,194)
Total stockholder's equity		152,811
Total liabilities and stockholder's equity	$	565,870

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

REVENUES		
Underwriting fees	$	769,915
Commissions		1,750
Due diligence fees		2,750
Total revenues		774,415
EXPENSES		
Commissions and compensation		563,850
Professional fees		108,468
Rent		47,381
Licenses and fees		37,676
General and administrative		6,013
Total expenses		763,388
NET INCOME	$	11,027

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2020

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE – December 31, 2019	5,500	$ 5	$ 539,000	$ (397,221)	$ 141,784
Net income	—	—	—	11,027	11,027
BALANCE – December 31, 2020	5,500	$ 5	$ 539,000	$ (386,194)	$ 152,811

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	11,027
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		(2,330)
Prepaid expenses		14
Right of use asset		33,056
Accounts payable		(925)
Commissions payable		(5,513)
Commissions payable to related party		(7,000)
Other accrued liabilities		(391)
Due to affiliate		(2,054)
Lease liability		(25,803)
Net cash provided by operating activities		81
NET INCREASE IN CASH		81
CASH – beginning of year		234,116
CASH – end of year	$	234,197

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder" or the "Shopoff Trust"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed to act as a placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD"), now known as the Financial Industry Regulatory Authority ("FINRA"), to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers, and does not carry accounts of or for customers.

The Company has been engaged to provide sales, promotional and marketing assistance services in connection with the offering of limited partner share interests sponsored by Shopoff Realty Investments, L.P. ("SRI"), a related party and entity owned by the Stockholder. During the year ended December 31, 2020, offerings included Shopoff Opportunity Fund VI, L.P. and Vertimass, LLC. In addition, offerings for single asset transactions included SRI-5051 SLV, LLC, Uptown Newport Development Co, LLC, Shopoff DLV QOZ Fund, LLC, I-10 Logistics Center, LLC, TSG-Venture 1, LLC and Whittier Apartment Investors, LLC. The Company sells interests in such offerings on a "best efforts" basis. See Note 5 for additional information.

During the year ended December 31, 2020, the Company also acted as a managing broker dealer by contracting with other brokerage firms to sell limited partner interests in the aforementioned funds.

As of December 31, 2020, the Company had cash of $234,197 and stockholder's equity of $152,811. Management believes that the Company's current cash position, in addition to future cash flows from operation, will be sufficient to fund the Company's obligation over the next twelve months. Moreover, the Company has historically relied on its Stockholder to fund any shortfalls from operations and the Stockholder remains committed to funding future operations to the extent the Company fails to generate sufficient liquidity through its revenue activities. As such, management believes that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern as of the date of the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions that limit credit risk.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

Fixed Assets

Fixed assets consist of equipment, furniture and fixtures which are carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization on fixed assets are primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets (continued)

Upon the sale or retirement of fixed assets, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations.

As of December 31, 2020, fixed assets and accumulated depreciation were $17,725 and $15,601, respectively.

Office Lease

The Company sub-leases its office space from a related party (under common control) under an operating lease. The Company accounts for its operating lease in accordance with Accounting Standards Update ("ASU") No. 2016-02, (Topic 842 - "Leases"). In accordance with ASU No. 2016-02, the sub-lease was classified as an operating lease. Upon adoption of Topic 842, the Company recognized a right-of-use asset (the office) and a lease liability for future lease payments of $383,827. The Company calculated the carrying value of the right-of-use asset and lease liability by discounting future lease payments using an estimated incremental borrowing rate. As the Company's office lease does not provide a readily determinable implicit rate, the Company estimated the incremental borrowing rate to discount the lease payments based on information available at lease commencement. The Company recognizes the lease payments as expense, which are included in rent expense in the accompanying statement of operations. See Note 6 for additional information.

The ASU requires separation of the lease from the non-lease components (for example, maintenance services or other activities that transfer a good or service to the customer) in a contract. Only the lease components are accounted for in accordance with Topic 842. The Company has no non-lease component related to its sub-lease arrangement.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of significant financial instruments, including cash, commissions receivable, commissions payable and other accrued liabilities approximate their fair value as of December 31, 2020, based on their relatively short-term nature. In the opinion of management, the fair value of payables to related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2020, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

The Company recognizes underwriting fees, commissions, and due diligence fees when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, being liable for the good or service before it is transferred and discretion in establishing the price.

Common Control

Because the Company and certain related parties are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been achieved if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. The Company is subject to state income taxes at the statutory rate of 1.5% of revenue.

While electing S Corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

Subsequent Events

The Company evaluated subsequent events through February 25, 2021, which is the day the financial statements were available to be issued. The Company has concluded that no

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events (continued)

events have occurred subsequent to December 31, 2020 that require consideration as adjustments to or disclosure in its financial statements.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2020, the Company had net capital of $145,784, as defined, which was $139,846 in excess of its required minimum net capital of $5,938. The Company's aggregate indebtedness to net capital ratio as of December 31, 2020 was 0.61-to-1.

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are best efforts underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity), broker or dealer selling tax shelters or limited partnerships, and private placements of securities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2020, the Stockholder had contributed an aggregate of $989,567 to additional paid-in capital; however, no contributions were made by the Stockholder during the year ended December 31, 2020. From inception through December 31, 2020, the Company made aggregate distributions of $450,567 to its Stockholder; however, no distributions were made to its Stockholder during the year ended December 31, 2020.

5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company conducts offerings on a "best efforts" basis. SRI is the sponsor of limited partnership interests sold by the Company. William A. Shopoff is the president and the chief executive officer of SRI and William and Cindy Shopoff, co-trustees of the Stockholder, are the limited partners in SRI. The general partner of each of the related party funds discussed in Note 1 is indirectly majority owned by the Stockholder of the Company.

All revenues were derived from funds and entities related to the Company for the year ended December 31, 2020 were as follows:

Fund Name	Status at December 31, 2020	2020 Revenues
SRI-5051 SLV, LLC	Closed	$ 291,468
Uptown Newport Development Co, LLC	Closed	$ 258,529
Shopoff Opportunity Fund VI, L.P.	Active	$ 158,151
Shopoff DLV QOZ Fund, LLC	Active	$ 38,022
Vertimass, LLC	Active	$ 14,913
I-10 Logistics Center, LLC	Active	$ 6,885
TSG-Venture 1, LLC	Closed	$ 6,234
Whittier Apartment Investors, LLC	Active	$ 213

For the investment funds described above, the Company is generally entitled to a selling commission of up to 7%, an underwriting fee of up to 2%, and due diligence fees of up to 1.25% of the gross capital contributions with respect to ownership interests sold.

In June 2007, the Company entered into an expense sharing agreement with SRI. The term of the agreement was for one year and automatically renews unless terminated by the Company or SRI upon thirty days advance notice. Subject to the terms of this agreement, SRI agrees to provide the Company with management and back-office services as described in the agreement. According to such agreement, unless otherwise provided for, the Company is required to reimburse SRI for its share of services and expenses shared with SRI based on an agreed upon allocation percentage for each type of expense. This agreement was amended in January 2012 whereby the Company now accrues for its share of the above-mentioned expenses, to the extent these expenses have not been paid by SRI. As of December 31, 2020, a liability of $885 related to such expenses is included in the accompanying statement of financial condition. Such amount is unsecured and bears no interest.

On March 1, 2019, the Company moved into and subleased its office space from SRI, which arrangement ends on December 31, 2021, as discussed in Notes 2 and 6.

6. OFFICE LEASE

The Company pays rent related to its sub-lease of an office located in Irvine, California, which commenced on March 1, 2019 and expires on December 31, 2021. The Company expects to extend the lease term through February 28, 2029, with annual rental escalation of 4.4%. The Company incurred rent expense of $47,381 during the year ended December 31, 2020.

The table below presents lease-related assets and liabilities reported in the accompanying statement of financial condition as of December 31, 2020:

Assets		
Operating lease right-of-use asset	$	323,996
Liabilities		
Lease liability	$	338,679

Supplemental Information

The table below presents supplemental information related to the Company's operating lease during the year ended December 31, 2020:

Weighted average remaining lease term	8.2 years
Weighted average discount rate	4.1 %

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows of the Company's operating lease for each of the first five years and thereafter to the operating lease liabilities presented on the accompanying statement of financial condition as of December 31, 2020:

2021		41,916
2022		43,760
2023		45,686
2024		47,696
2025		49,795
Thereafter		172,778
Total minimum lease payments	$	401,631
Less imputed interest		(62,952)
Present value of future minimum lease payments	$	338,679

7. COMMITMENTS AND CONTINGENCIES

FINRA Matters

The Company has previously disclosed on a Financial Industry Regulatory Authority (FINRA) enforcement matter involving the Company that arose out of a 2014 routine cycle examination and that proceeded to a hearing before a FINRA hearing panel in November, 2019. On May 21, 2020, the FINRA hearing panel issued its Decision finding that the FINRA Department of Enforcement had not proven any of its claims, and accordingly dismissing the complaint in its entirety. The FINRA Department of Enforcement did not appeal the Decision, and the FINRA appellate council did not "call" the Decision for review, and accordingly the Decision – and the complete dismissal of the complaint in its entirety as to all respondents – became final as of July 7, 2020.

During the year ended December 31, 2017, FINRA, acting through its Member Regulation Department, initiated another review of the Company's records as part of its 2017 routine cycle examination for the purpose of meeting regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. By letter dated April 30, 2018, FINRA advised the Company that the Member Regulation Department's review and exceptions related to certain marketing materials for various affiliate offerings, involving compliance with FINRA communications rules, had been referred to the Enforcement Department for its review and disposition. Since that date, the Company has received no further information from FINRA regarding this matter.

During the year ended December 31, 2020, FINRA, acting through its Member Regulation Department, initiated another review of the Company's records as part of its 2020 routine cycle examination for the purpose of meeting regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. On December 29, 2020, FINRA concluded the 2020 examination by noting three exceptions relating to FINRA communications rules, and on February 3, 2021, FINRA issued a cautionary statement regarding these exceptions but did not refer any matter for any further action.

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such other matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently the Company is not aware of any active commitments and contingencies as of December 31, 2020.

8. COVID-19 Impact

The COVID-19 outbreak in 2020 has led to severe disruptions and uncertainty in the global supply chain, capital markets and economies, and those disruptions have since intensified and will likely continue for some time. Concern about the potential effects of COVID-19 and the effectiveness of measures being put in place by global governmental bodies and reserve banks at various levels as well as by private organizations to contain or mitigate its spread had adversely affected economic conditions and capital markets globally, and had led to significant volatility in the financial markets. The ultimate impact and duration on global and financial markets and the effects on the Company are difficult to evaluate as they present material uncertainty due to the potential effects on personnel and business continuity or disruption, valuation of financial assets and liabilities and potential severe disruption to financial markets. Management cannot, at this point, estimate the ultimate impact on the Company's business and its financial performance.

SUPPLEMENTAL INFORMATION

SHOPOFF SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	152,811
Less: Non-allowable assets		
Commissions receivable in excess of related commissions payable as of December 31, 2020		(1,680)
Prepaid expenses		(3,223)
Fixed assets, net		(2,124)
Net capital	$	145,784
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	5,938
Minimum dollar net capital required for reporting broker/dealer		5,000
Net capital requirement (greater of above)		5,938
Excess net capital (regulatory net capital less net capital requirement)		139,846
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	89,063
Ratio of aggregate indebtedness to net capital		0.61-to-1
Reconciliation of net capital as reported on the unaudited Form X-17A-5, Part 2		
Net capital as reported	$	145,784
Post closing adjustment		—
Audited net capital	$	145,784

There are no differences between the above computation and the computation included with the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm.

SHOPOFF SECURITIES, INC.
SCHEDULE II - DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3(e) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote to 74 SEC Release 34-70073 and therefore is not subject to the Rule.

 See Report of Independent Registered Public Accounting Firm.

SHOPOFF SECURITIES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3(b) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

 See Report of Independent Registered Public Accounting Firm.

EXEMPTION REPORT

Baker Tilly US, LLP
18500 Von Karman Avenue, 10th Flr.
Irvine, CA 92612
United States of America

T: +1 (949) 222-2999
F: +1 (949) 222-2289

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM RELATED TO THE EXEMPTION REPORT

To the Board of Directors and Stockholder of
Shopoff Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shopoff Securities, Inc. stated it will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, (2) Shopoff Securities, Inc. stated that, during the reporting period, Shopoff Securities, Inc. (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), and (3) Shopoff Securities, Inc. stated that Shopoff Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2020 without exception. Shopoff Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shopoff Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

BAKER TILLY US, LLP

Irvine, California
February 25, 2021

Assertions Regarding Exemption Provisions

We, as members of management of Shopoff Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are best efforts underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity), broker or dealer selling tax shelters or limited partnerships, and private placements of securities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2020.

Shopoff Securities, Inc.

By: ______________________

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2020